Exhibit 99.1

Alcon

For immediate release

Alcon Clarifies That 11-K Filing Only Covers Pension Plan

Fort Worth, TX – June 24, 2004 – Alcon (NYSE:ACL) filed a Form 12b-25 today notifying the Securities and Exchange Commission (SEC) that it would delay filing its Form 11-K, which covers employee benefit plans that include company stock. The financial statements referenced in the filing are for the Alcon 401(k) Retirement Plan (the “Plan”) and not for Alcon, Inc. Alcon, Inc. filed its audited financial statements with the SEC on Form 20-F on March 15, 2004.

        Chief Financial Officer Jackie Fouse emphatically stated, “I want to make it very clear that this filing has nothing, I repeat, nothing to do with Alcon, Inc.‘s financial statements, which received a clean opinion from our auditors and were filed with the SEC in March.”

        The 11-K filing for the Plan has been delayed because Alcon only recently determined that even though company stock was not added to the Plan until January 2004, it still would have to file the form for the year ended 2003. Form 11-K requires a full scope audit of the Plan, which is a change from the limited scope audit that had been performed on the Plan previously. Alcon has no reason to believe that the full scope audit of the Plan will result in any issues that would prevent its auditors from providing a clean opinion. Alcon plans to file the Form 11-K by July 12, 2004.

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Caution Concerning Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by our forward-looking statements. These statements reflect the views of our management as of the date of this press release with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Factors that might cause future results to differ include, but are not limited to, the following: general economic conditions in the United States and internationally and government regulation and legislation. You should read this news release with the understanding that our actual future results may be materially different from what we expect. Except to the extent required under the federal securities laws and the rules and regulations promulgated by the Securities and Exchange Commission, we undertake no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

      For information about Alcon, contact:
Doug MacHatton (Investor Relations)
800-400-8599
      News Media and other inquiries: Mary Dulle
(Strategic Corporate Communications)
817-551-8058 or pager 817-418-8990
mary.dulle@alconlabs.com
www.alconinc.com